SECURITIES AND EXCHANGE COMMISSION

                    Washington, DC 20549-1004

                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)


               Central Jersey Financial Corporation
               ------------------------------------
                         (Name of Issuer)

                    Common Stock, No Par Value
                  ------------------------------
                  (Title of Class of Securities)

                           153776 10 9
                         --------------
                         (CUSIP Number)

           Richard F. Ober, Jr., Esq., Summit Bancorp.
               301 Carnegie Center, P.O. Box 2066,
               Princeton, NJ 08543-2066 (609) 987-3430
          -----------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           July 30, 1996
                  -----------------------------
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b (3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on the following pages)


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

CUSIP No. 153776 10 9
          -----------
- -----------------------------------------------------------------------------
1)   Name of Reporting Person's S.S. or I.R.S. Identification Nos.
of Above Person

                    Summit Bancorp.
                    IRS Identification No. 22-1903313

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)
- -----------------------------------------------------------------------------
     (a)  [  ]
     (b)  [  ]
                               N/A
- -----------------------------------------------------------------------------
3)   SEC Use Only

- -----------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
                                WC
- -----------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items
     2(d) or 2(e)   [   ]
                               N/A
- -----------------------------------------------------------------------------
6)   Citizenship or Place of Organization
                            New Jersey
- -----------------------------------------------------------------------------
Number of         (7)    Sole Voting Power
Shares Bene-                 660,261 *
ficially Owned    -----------------------------------------------------------
by Each           (8)    Shared Voting Power
Reporting Per-                 -0-
son With          -----------------------------------------------------------
                  (9)    Sole Dispositive Power
                             660,261 *
                  -----------------------------------------------------------
                  (10)   Shared Dispositive Power
                               -0-

- -----------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                             660,261 *

- -----------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares
     (See Instructions) [   ]

                               N/A

- -----------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

                             20.64% *

- -----------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)

                                CO

* Includes 530,986 shares which may be acquired upon the exercise of an option currently not exercisable within 60 days, as to which beneficial ownership is disclaimed.


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

Item 3. Source and Amount of Funds or Other Consideration.
- ----------------------------------------------------------

  On July 29, 1996, Summit purchased 15,000 shares of the Issuer's Common Stock in open market transactions at a price of $30.25 per share and on July 30, 1996 Summit purchased 20,500 shares of the Issuer's Common Stock in open market transactions at a price of $30.50 per share, for an aggregate purchase price of $1,079,000. The purchase price was paid with working capital funds.

  On May 23, 1996, Summit and Issuer, a corporation and savings and loan holding company registered under the federal Home Owners' Loan Act of 1933, entered into a Stock Option Agreement (the "Central Jersey Option Agreement") pursuant to which, in consideration of the covenants and agreements of Summit contained therein and in the Merger Agreement (defined below), and as an inducement to Summit to enter into the Merger Agreement, Issuer granted to Summit an option to purchase up to an aggregate of 530,986 shares of the Common Stock of Issuer at the per share price of $27.00 (the "Central Jersey Option").

  Summit is not now able to identify the source of funds which would be used if it were to exercise the Central Jersey Option in whole or in part. In the event the need to exercise the Central Jersey Option arises, Summit will determine at that time the appropriate source of the funds, up to $14,336,622 needed to exercise the Central Jersey Option.

  Prior to May 23, 1996, Summit acquired in the open market 93,775 shares of Central Jersey Common Stock for investment purposes in the ordinary course of business.

Item 4. Purpose of the Transaction.
- -----------------------------------

  On May 22, 1996, Summit and Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, (i) the merger of Issuer into Summit (the "Merger") and
(ii) the exchange of outstanding shares of the Common Stock of Issuer ("Issuer Common") for shares of the Common Stock of Summit ("Summit Common"), at an exchange ratio to be determined during a period immediately preceeding the closing of the Merger but which will not be greater than .9913 nor less than .875, with cash being paid in lieu of issuing fractional shares of Summit Common; all upon the satisfaction of the terms and conditions set forth in the Merger Agreement, including the receipt of approval from the shareholders of Issuer, the Board of Governors of the Federal Reserve System, the Office of Thrift Supervision of the Department of Treasury and the New Jersey Commissioner of Banking and Insurance.

  On May 23, 1996, in connection with and in consideration of the execution of the Merger Agreement, Issuer granted to Summit the Central Jersey Option, an option to purchase, under certain circumstances, up to 530,986 shares of Issuer Common. The exercise price of the Central Jersey Option was arrived at by mutual agreement of the parties.

  Summit and Issuer, in accordance with the terms of the Merger Agreement, plan to merge Issuer with and into Summit upon the satisfaction of all conditions set forth in the Merger Agreement. The Central Jersey Option was acquired by Summit and granted by Issuer for the purpose of decreasing the likelihood that third parties would initiate actions, including the acquisition of significant amounts of the Common Stock of Issuer, having the effect of interfering with the contractual relationship established by the Merger Agreement or hindering the consummation of the Merger contemplated by the parties and of assisting Issuer, if necessary, in obtaining the requisite shareholder approval of the Merger.

  In furtherence of Summit's Plans with respect to the Merger described above, Summit purchased 35,500 shares of the Issuers
Common Stock on July 29th and 30th, 1996, as described in Item 3 above.

Item 5. Interest in Securities of the Issuer.
- ---------------------------------------------

  (a) Summit beneficially owns 129,275 shares of the Issuer's Common Stock. In addition, Summit has the right and option to acquire 530,986 shares of Issuer Common pursuant to the Central Jersey Option. Summit disclaims beneficial ownership of the 530,986 shares which could be acquired, under certain circumstances, pursuant to the Central Jersey Option, inasmuch as such option is currently not exercisable within 60 days.

  The 129,275 shares of the Issuer's Common Stock held by Summit represent 4.84% of the issued and outstanding Common Stock of the Issuer, and together with the 530,986 shares of Issuer Common which could be acquired under the circumstances set forth in the Central Jersey Option, as to which beneficial ownership is disclaimed, represents 20.64% of the issued and outstanding Common Stock of Issuer, treating the 530,986 shares of Common Stock of Issuer covered by the Central Jersey Option as issued and outstanding for purposes of calculating the latter percentage.

  As of May 22, 1996 and during the period from May 22, 1996 to the date hereof, to the knowledge of Summit, no directors or executive officers of Summit beneficially owned any shares of Issuer Common.

  (b) Summit possesses sole power to vote and dispose of the 129,275 shares of Issuer Common Stock currently held by Summit.

  Summit possesses the sole power to exercise the Central Jersey Option until termination occurring in accordance with its terms. The Central Jersey Option does not carry any voting rights. Upon exercise of the Central Jersey Option in whole or in part, Summit would possess the sole power to vote and dispose of the shares of Issuer Common acquired thereby, subject to certain conditions and restrictions contained in the Stock Option Agreement.

  (c) See response to Items 3 and 4.

  (d)     Not Applicable

  (e)     Not Applicable


                            SIGNATURES
                            ----------


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: August 8, 1996                   Summit Bancorp.



                                     By /s/Richard F. Ober, Jr.
                                        -----------------------
                                           Richard F. Ober, Jr.
                                           Executive Vice President


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